COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(612) 671-4321

December 22, 2010

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Variable Insurance Trust (File No. 333-170419),

Columbia Funds Variable Insurance Trust I (File No. 333-170409),

RiverSource Variable Series Trust (File No. 333-170420), and

Seligman Portfolios, Inc. (File No. 333-170418)

Dear Mr. Cowan,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by email on December 3, 2010 in connection with the above-referenced registration statements on Form N-14, filed with the Commission on November 5, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the registration statement.

1.	How Each Reorganization Will Work

Comment. Please complete the third paragraph of this section in the second group of mergers. The last sentence appears to have been cut off.

Response. The requested change will be made.

2.	Documents Incorporated by Reference

Comment. Please provide the file number of any document incorporated by reference into the registration statement.

Response. The requested change will be made.

3.	Repositioning Costs

Comment. If the funds will incur brokerage or other transaction costs to reposition the portfolios in connection with the reorganizations, provide an estimate of the costs. Reflect the costs as an adjustment in the capitalization table, reducing the net assets of the combined fund, and explain the adjustment in a footnote to the table. If a significant portion of the assets of either a target or acquiring will be sold in connection with a reorganization, disclose this in the pro forma financial information in the SAI and include an estimate of the anticipated repositioning costs to be incurred by the funds.

Response. Although the Funds will have portfolio turnover (which may be substantial) in the ordinary course, Columbia Management does not anticipate that the Funds will incur material repositioning costs in connection with the Reorganizations.

4.	Fee Tables

a. Comment. The footnote that describes a contractual waiver that is not actually expected to reduce fund expenses should be deleted.

Response. The requested change will be made.

b. Comment. Because the following funds are new, include a footnote explaining that ‘other expenses’ and ‘acquired fund fees and expenses’, where applicable, are based on estimated amounts: RiverSource Variable Portfolio – Strategic Income Fund, Variable Portfolio – Conservative Portfolio, Variable Portfolio – Moderately Conservative Portfolio, Variable Portfolio – Moderate Portfolio, Variable Portfolio – Moderately Aggressive Portfolio and Variable Portfolio – Aggressive Portfolio.

Response. The requested change will be made.

5.	Expense Example

Comment. Please confirm the following expense amounts: Class 2 shares of RiverSource Variable Portfolio – S&P 500 Index Fund (pre-reorganization and pro forma combined) and Class 1 shares of Seligman Global Technology Portfolio (pro forma combined).

Response. The referenced amounts will be recalculated.

6.	Capitalization Table

Comment. With regards to Columbia Mid Cap Growth Fund, Variable Series and Seligman Variable Portfolio – Smaller-Cap Value Fund, the pro forma combined net assets do not reflect the deduction of the entire amount of reorganization costs shown in the table in Exhibit A. Please explain why.

Response. Exhibit A and the pro forma combined net assets table have been revised to reflect the deduction of the same reorganization costs.

7.	Financial Highlights

Comment. In the narrative preceding the financial highlights tables, please delete the references to audited financial information for Seligman Variable Portfolio – Growth Fund, Larger-Cap Value Fund and Smaller-Cap Value Fund, since audited information for these funds is not shown.

Response. The requested change will be made.

8.	Statement of Additional Information

a. Comment. Under Additional Information About Each Buying Fund, please refer to ‘Seligman’ Variable Portfolio – Larger-Cap Value Fund. Currently, the word ‘Seligman’ is omitted. Please also show the complete fund name in the heading to the pro forma narrative.

Response. The requested change will be made.

b. Comment. Under Additional Information About Each Buying Fund, please confirm the date of the SAI of Columbia Mid Cap Growth Fund, Variable Series. Should the date be shown as April 29, 2010?

Response. The referenced date should be April 29, 2010.

c. Comment. Please include the financial statements of the funds shown below in accordance with Article 3-18 of Reg. S-X.

•	Seligman Capital Portfolio (June 30, 2010)

•	Columbia S&P 500 Index Fund (June 30, 2010)

•	Seligman Communications & Information Portfolio (June 30, 2010)

•	Columbia Large-Cap Growth Fund (June 30, 2010)

•	Seligman Large-Cap Value Portfolio (June 30, 2010)

•	Seligman Smaller-Cap Value Portfolio (June 30, 2010)

•	RiverSource Variable Portfolio – Strategic Income Fund (June 30, 2010)

•	Variable Portfolio – Conservative Portfolio (June 30, 2010)

•	Variable Portfolio – Moderately Conservative Portfolio (June 30, 2010)

•	Variable Portfolio – Moderate Portfolio (June 30, 2010)

•	Variable Portfolio – Moderately Aggressive Portfolio (June 30, 2010)

•	Variable Portfolio – Aggressive Portfolio (June 30, 2010)

•	Disciplined Asset Allocation Portfolios – Conservative (December 31, 2009 and June 30, 2010)

•	Disciplined Asset Allocation Portfolios – Moderately Conservative (December 31, 2009 and June 30, 2010)

•	Disciplined Asset Allocation Portfolios – Moderate (December 31, 2009 and June 30, 2010)

•	Disciplined Asset Allocation Portfolios – Moderately Aggressive (December 31, 2009 and June 30, 2010)

•	Disciplined Asset Allocation Portfolios – Aggressive (December 31, 2009 and June 30, 2010)

Response. The financial statements of the following funds for the period(s) noted above are incorporated by reference in Part A of the registration statement:

Seligman Capital Portfolio

Columbia S&P 500 Index Fund

Seligman Communications & Information Portfolio

Columbia Large-Cap Growth Fund

Seligman Large-Cap Value Portfolio

Seligman Smaller-Cap Value Portfolio

RiverSource Variable Portfolio – Strategic Income Fund

Disciplined Asset Allocation Portfolios – Conservative

Disciplined Asset Allocation Portfolios – Moderately Conservative

Disciplined Asset Allocation Portfolios – Moderate

Disciplined Asset Allocation Portfolios – Moderately Aggressive and

Disciplined Asset Allocation Portfolios – Aggressive.

With respect to the following funds the requested change will be made:

Variable Portfolio – Conservative Portfolio

Variable Portfolio – Moderately Conservative Portfolio

Variable Portfolio – Moderate Portfolio

Variable Portfolio – Moderately Aggressive Portfolio and

Variable Portfolio – Aggressive Portfolio.

d. Comment. In Table 5 of the pro forma narrative, the estimated reorganization costs and the pro forma combined net assets do not reflect the deduction of the entire amount of reorganization costs shown in the table in Exhibit A for Columbia Mid Cap Growth Fund, Variable Series and Seligman Variable Portfolio – Smaller-Cap Value Fund. Please explain why.

Response. Exhibit A and Table 5 of the pro forma narrative have been revised to reflect the deduction of the same reorganization costs.

9.	Tandy

Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registrant’s registration statement that is the subject of this letter. Each registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Christopher O. Petersen

Christopher O. Petersen

Assistant Secretary of each registrant